UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1

        ----------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

        ----------------------------------------------------------------

                            REGENCY AFFILIATES, INC.
        (Exact name of registrant as specified in its corporate charter)

                                     1-7949
                            (Commission File Number)

           DELAWARE                                                72-0888772
(State or other jurisdiction of                                 (I.R.S. Employer
        incorporation or                                         Identification
         organization)                                                Number)

                           610 N.E. JENSEN BEACH BLVD.
                           JENSEN BEACH, FLORIDA 34957
                                 (772) 334-8181
     (Address of principal executive office, zip code and telephone number, including area code)

        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                   NOTICE OF CHANGE IN COMPOSITION OF MAJORITY
                            OF THE BOARD OF DIRECTORS

      NO VOTE OR OTHER ACTION OF REGENCY AFFILIATES, INC.'S SHAREHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                         NO PROXIES ARE BEING SOLICITED

                                     *******

      This Information Statement is being sent to you in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act, to inform you of an anticipated change in all of the members of the Board of Directors ("Board of Directors") of Regency Affiliates, Inc. (the "Company").

      This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

                           DESCRIPTION OF TRANSACTION

      On October 16, 2002, the Company redeemed the 754,950 shares of common stock of the Company owned by Statesman Group, Inc. ("Statesman") for an aggregate redemption price of $1,020,000 (approximately the market value of the common stock at the time of redemption) pursuant to the terms of a Redemption Agreement, dated October 16, 2002, between the Company and Statesman (the "Redemption Agreement"). In connection with the redemption, each of the current directors of the Company has resigned effective October 28, 2002, (absent the occurrence of certain events), at which time persons designated by the Lender (as defined below) shall serve as the successor members of the Board of Directors. In addition, simultaneously with the redemption, all of the officers of the Company resigned and were replaced by designees of the Lender. Pursuant to the Redemption Agreement, the Company also entered into or modified certain agreements with Statesman and William R. Ponsoldt, Sr., the former President and Chief Executive Officer of the Company. See "Certain Relationships and Related Transactions."

      The Company funded the redemption price and the related transactions with Statesman with the proceeds of loans from Royalty Holdings LLC (the "Lender"), an unaffiliated third party, pursuant to a Note Purchase Agreement (the "Note Purchase Agreement") between the Company and the Lender entered into on October 16, 2002. Pursuant to the Note Purchase Agreement, the Lender purchased (i) a $3,500,000 5% Convertible Promissory Note of the Company due October 16, 2012 and (ii) a $1,250,000 9% Promissory Note of the Company due October 16, 2007. Under both notes, interest payments not paid currently accrue without penalty or default. All unpaid interest and principal under the 5% Convertible Note may be converted at any time at the option of the holder into shares of Company common stock at a conversion rate of $2.00 per share. The notes are unsecured, but do contain covenants prohibiting the Company from incurring indebtedness ranking senior or pari passu with the indebtedness under the notes. The notes are prepayable at any time without premium or penalty and the 9% Promissory Note must be prepaid upon the receipt by the Company of sufficient proceeds from its investment in Security Land and Development Company Limited Partnership ("Security Land") after discharge of certain pre-existing indebtedness of the Company. In addition to customary default provisions under the notes, the notes would be in default if within thirty days following the expiration or earlier termination of the current lease relating to the property held by Security Land, the current tenant under such lease has not renewed such lease or entered into a new lease for the property. A default under one note would also trigger a default under the other note.

      The loans, redemption and other transactions contemplated by or entered into in connection with the Note Purchase Agreement and Redemption Agreement are collectively referred to herein as the "Restructuring Transactions."

                                   MANAGEMENT

      All of the Company's officers resigned concurrently with the Restructuring Transactions and the current Board of Directors appointed designees of the Lender as President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company. Upon the effectiveness of the current directors' resignations, the Company's Board will be reconstituted with four designees of the Lender. The following tables set forth information regarding (i) the Company's current directors and the Company's officers prior to the Restructuring Transactions and (ii) the Company's directors effective upon the resignation of the current directors and the Company's officers immediately following the Restructuring Transactions. Each member of the Board serves until the following meeting of stockholders or until its successor is duly elected and qualified or its earlier resignation or renewal. Officers are appointed by the Board and their terms of office are at the discretion of the Board.

Directors and Officers Prior to Restructuring Transactions.

      Set forth below are the directors currently serving the Company and the officers who served the Company prior to the Restructuring Transactions.

      Name                        Age      Position held
      ------------------------- --------- --------------------------------------
      William R. Ponsoldt, Sr.     61      Chairman, President and Chief
                                           Executive Officer
      Stephanie Carey              51      Director
      Martin J. Craffey            63      Director
      William R. Ponsoldt, Jr.     36      Director
      Marc H. Baldinger            46      Director and Chief Financial Officer
      Jacqueline Teske             51      Secretary

Biographical Information.

William R. Ponsoldt, Sr.

      Mr. Ponsoldt has served as Chairman of the Board of Directors since August 1996 and as President and Chief Executive Officer of the Company since June 1997. On April 16, 1999, Mr. Ponsoldt was elected to fill a vacant position on the board of directors of Glas-Aire Industries Group Ltd. ("Glas-Aire") and was elected Chairman of the board of directors of Glas-Aire at that time. During the past five years, Mr. Ponsoldt has served as the portfolio manager for several hedge funds. Mr. Ponsoldt is the father of William R. Ponsoldt. Jr., a director of the Company.

Stephanie Carey

      Ms. Carey is a principal and the Investment Manager for managed companies with Bradley Management (Bahamas) Limited. She was formerly a director of Regal Bahamas International Airways Limited and Bank of the Bahamas. She is also a director of Caribtours Company, Ltd., Y.M.C.A. Bahamas Chapter and Southwestern District Bahamas School Board.

Martin J. Craffey

      Mr. Craffey was a real estate and business broker and contract vendee with Prudential Realty of Long Island, New York from January 1988 until December 31, 1993. Mr. Craffey is presently employed seeking financing for, and reorganizing, real estate projects.

William R. Ponsoldt, Jr.

      Mr. Ponsoldt is an attorney engaged in the private practice of law in Florida with the firm of Wright, Ponsoldt & Lozeau Trial Attorneys, LLP. He was formerly a partner in the firm of Warner, Fox, Seeley, Dungey & Sweet. Mr. Ponsoldt is the son of William R. Ponsoldt, Sr., the Chairman, President and Chief Executive Officer of the Company.

Marc. H. Baldinger

      Mr. Baldinger, C.F.P., until recently was a senior officer of financial services for Riverside National Bank, located in Palm City, Florida. Prior to his employment at Riverside, he was a financial advisor for American Express Financial Advisors, Inc. and Linsco Private Ledger. Mr. Baldinger was elected to fill a vacant position on the board of directors of Glas-Aire on April 16, 1999.

Jacqueline Teske

      Ms. Teske has served as Secretary of the Company since February 2001. From October 1982 to the present, Ms. Teske was employed as Secretary to National Investment Company.

New Directors and Officers.

      The following table sets forth information regarding each of the persons who will be appointed to the Board of Directors immediately following the resignations of the current directors, and each of the persons who were appointed as an executive officer of the Company concurrently with the Restructuring Transactions.

      Name                 Age   Position held
      ------------------- ------ -----------------------------------------------
      Laurence S. Levy      46   Chairman, President and Chief Executive Officer
      Neil N. Hasson        37   Director, Chief Financial Officer and Secretary
      Stanley Fleishman     51   Director
      Errol Glasser         48   Director

Biographical Information.

Laurence S. Levy

      Mr. Levy is the co-founder of Hyde Park Holdings, Inc., an investment firm specializing in leverage buyouts. There, Mr. Levy acts as a principal investor and is involved in identifying, financing, acquiring and managing companies operating in real estate, industrial manufacturing, infrastructure and sub-assembly, including privatizing public companies.

Neil N. Hasson

      Mr. Hasson is currently a private real estate investor. Previously, Mr. Hasson was the head of European Real Estate for DLJ Real Estate Capital Partners, a $660 million real estate fund managed by Donaldson, Lufkin and Jenrette ("DLJ"), where he was involved with the acquisition of real estate throughout the world. Mr. Hasson joined DLJ as a Managing Director in New York in January 1995. Mr. Hasson currently serves as a non-executive director of Sterling Centrecorp, a real estate company listed on the Toronto Stock Exchange.

Stanley Fleishman

      Mr. Fleishman has been President and CEO of Jetro Holdings Inc., a wholesale distributor of dry and perishable retail groceries and food service items, since 1992. From 1987 to 1992, he served as Jetro's Vice President and CFO. Prior to Jetro, Mr. Fleishman was CEO of Dion Stores, a non-food discount chain in South Africa.

Errol Glasser

      Mr. Glasser is President of East End Capital Management, Inc., a private investment and advisory company based in New York City. Previously, Mr. Glasser was a Managing Director at Kidder, Peabody & Co., with responsibility for its West Coast investment banking activity. While there, he worked on numerous mergers and acquisitions as well as private equity financings, IPO's, high yield debt offerings and securitizations. He also headed the firm's Retail Finance Group, served on the firm's Banking Operating Committee and was instrumental in developing the strategy for and organizing sections of the firm's international operations. For several years prior to working for Kidder, Mr. Glasser was a principal in the Trump Group, a privately-held New York-based investment company.

Committees.

      The Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee.

      The Audit Committee, which consists of Mr. Baldinger and Ms. Carey, recommends the independent auditors to the Board of Directors and meets with the independent auditors to discuss matters pertaining to the audit and any other matters which the auditors may wish to discuss as to the scope of their audit and their report. The Audit Committee met three times during the last fiscal year. The Board of Directors has adopted an Audit Committee Charter. Following the Restructuring Transactions, it is expected that the Audit Committee will be comprised of the two independent directors.

      The Compensation Committee consists of Ms. Carey and Mr. Craffey. Compensation matters, as well as the issuance of stock options related to the Company's executive officers, are the responsibility of the Compensation Committee, absent any affected executive officer who is also a director. The Compensation Committee did not meet during the last fiscal year. Following the Restructuring Transactions, it is expected that the Compensation Committee will be comprised of the two independent directors.

      The Nominating Committee, which consists of Ms. Carey and Mr. Craffey, considers suggestions for nominations from shareholders properly made in accordance with the Company's by-laws. The

Nominating Committee did not meet during the last fiscal year. Following the Restructuring Transactions, it is expected that the Nominating Committee will be comprised of the two independent directors.

Board Meetings; Nominations.

      The business of the Company is managed under the direction of the Board of Directors. There were four meetings of the Board of Directors held in the year ended December 31, 2001. During the last year, no directors attended fewer than 75% of all of the meetings of the Board of Directors and committee meetings on which such director served.

      Under the Company's by-laws, any shareholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder's intent to make such nomination or nominations has been received by the Secretary of the Company not less than 80 days in advance of such meeting; provided, however, that in the event that the date of the meeting was not publicly announced by the Company by mail, press release or otherwise more than 90 days' prior to the meeting, notice by the shareholder must be delivered to the Secretary of the Company no later than the close of business on the tenth day following the day on which such announcement of the date of the meeting was communicated to shareholders. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of stock of the Company entitled to vote for the election of directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understanding between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (d) such other information regarding each nominee proposed by such shareholders as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission ("SEC"), had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (e) the consent of each nominee to serve as a director of the Company if so elected.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to Restructuring Transactions.

      Prior to the Restructuring Transactions, the Company had 1,955,499 shares of Common Stock issued and outstanding. The following table reflects the number of shares of Common Stock owned of record and beneficially, and the percentage of such ownership, by (i) executive officers and directors serving immediately prior to the Restructuring Transactions, (ii) persons who held 5% or more of the outstanding Common Stock prior to the Restructuring Transactions, and (iii) by the officers and directors of the Company prior to the Restructuring Transactions as a group, both prior to and following completion of the Restructuring Transactions.

                  Amount and Nature of Beneficial Ownership (1)

                                                                                 Number of
                                     Number of Shares                             Shares
                                       Beneficially          Percent of         Beneficially          Percent of
                                       Owned Before         Class Before         Owned After          Class After
                                       Restructuring        Restructuring       Restructuring        Restructuring
Name of Beneficial Owner               Transactions         Transactions        Transactions       Transactions (2)
----------------------------------  --------------------  ------------------  ------------------  -----------------
Statesman Group, Inc.(3)
  Nassau, Bahamas                       754,950 (4)            38.6%                    0                  0%

Edward E. Gatz, M.D.                     92,060 (5)             4.7%               92,060                7.7%

William R. Ponsoldt, Sr.                  7,438 (6)                *                7,438                   *

Stephanie Carey                           7,438 (6)                *                7,438                   *

Martin J. Craffey                         7,438 (6)                *                7,438                   *

William R. Ponsoldt, Jr.                  7,438 (6)                *                7,438                   *

Marc H. Baldinger                         7,438 (6)                *                7,438                   *
All officers and directors
as a group (5 individuals)               37,190 (6)             1.9%               37,190                3.0%

----------
*     Less than 1%.

(1) The nature of beneficial ownership is sole investment power and voting power as to all shares listed except as listed below.

(2) Upon completion of the Restructuring Transactions, there were 1,200,549 shares of Common Stock issued and outstanding. An additional 1,750,000 shares (plus shares issuable in respect of accrued and unpaid interest under such note at the time of exercise) would be outstanding if the 5% Convertible Promissory Note were exercised.

(3)   See "Certain Relationships and Related Party Transactions."

(4) In addition to the 754,950 shares of Common Stock owned outright, Statesman has voting trusts for up to 10,000 shares of Common Stock. It also holds proxies for up to 62,393 shares of Common Stock subject to release under certain conditions. A committee of the Board of Directors has the ability to vote the shares of Common Stock.

(5) Based on the shareholder's most recent Schedule 13D, filed on June 5, 1998.

(6) Includes 2,000 shares of Common Stock underlying stock options issued to each director in accordance with the Company's director compensation program. See "Executive Compensation."

Following Restructuring Transactions.

      The following table sets forth the number of shares of Common Stock of the Company owned of record and beneficially, by (i) persons appointed as directors upon effectiveness of the current directors' resignations, (ii) by persons who were appointed as executive officers as of the Restructuring

Transactions, (iii) all such officers and directors as a group, and (iv) by persons who held 5% or more of the outstanding Common Stock of the Company immediately following the Restructuring Transactions.

                                       Number of Shares
Name                                  Beneficially Owned    Percent of Class (1)
-----------------------------------  --------------------  ---------------------
Edward E. Gatz, M.D.                        92,060                 7.7%
Laurence S. Levy                            25,000                 2.1%(2)
Neil N. Hasson                              25,000                 2.1%(2)
Stanley Fleishman                                0                   0%
Errol Glasser                                    0                   0%

All directors and officers as a
group (4 individuals)                       50,000                 4.2%(2)

(1) Upon completion of the Restructuring Transactions, there were 1,200,549 shares of Common Stock issued and outstanding. An additional 1,750,000 shares (plus shares issuable in respect of accrued and unpaid interest under such note at the time of exercise) would be outstanding if the 5% Convertible Promissory Note were exercised.

(2) Reflects shares underlying options which such individuals are expected to receive in connection with their employment. Such options are expected to be exercisable at $1.35 per share. Does not include shares issuable to Royalty Holdings LLC, an affiliate of such individuals, in the event of the conversion of the 5% Convertible Promissory Note.

Compliance With Section 16(a) of the Exchange Act.

      Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and to furnish the Company with copies of such filings. The Company's officers, directors and 10% shareholders also are required by SEC rules to furnish it with copies of all Section 16(a) reports they file. Based solely on the Company's review of the copies of the forms it received, or written representations from certain reporting persons that they were not required to file a Form 5, the Company believes that, during the fiscal year ended December 31, 2001, its officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to such individuals.

                             EXECUTIVE COMPENSATION

               SUMMARY COMPENSATION TABLE OF OUT-GOING MANAGEMENT

                                        Annual Compensation                        Long Term Compensation
                            -------------------------------------------   ------------------------------------------
                                                                                          Securities
                                                           Other Annual    Restricted     Underlying      All Other
Name and Principal                                         Compensation   Stock Awards      Options     Compensation
Position                    Year    Salary      Bonus          ($)            (s)          (#)(1)           ($)
--------------------------------------------------------------------------------------------------------------------
William R. Ponsoldt, Sr.    2001    271,638    935,920        10,000                0        10,000              0
Pres/CEO (2)                2000    269,114    501,904        10,000                0        10,000              0
                            1999    258,000    307,393         7,200                0        10,000              0

Marc H. Baldinger           2001     40,000          0        10,000                0        10,000              0
CFO (3)                     2000          0          0        10,000                0        10,000              0
                            1999          0          0        10,000                0        10,000              0
--------------------------------------------------------------------------------------------------------------------

(1) The numbers do not reflect the one-for-ten reverse stock split effected February 15, 2002.

(2) For a description of Mr. Ponsoldt's employment agreement see "Executive Compensation of Current Management - Employment Contracts." Mr. Ponsoldt had accrued payment of his salary and bonus until October 2001. On such date, the Company had paid his salary, bonus and accrued interest of $1,355,000. On the date of the Restructuring Transactions, the Company and Mr. Ponsoldt entered into the Contingent Payment Agreement described under "Certain Relationships and Related Transactions."

(3) Mr. Baldinger accepted the position of Chief Financial Officer in 2001. Mr. Baldinger was paid $40,000, $0 and $0 as compensation in 2001, 2000 and 1999, respectively.

Option/SAR Grants.

      The table below shows the individual grants of stock options (whether or not in tandem with SARs) and freestanding SARs made during the last completed fiscal year to any of the named executive officers. Other than the 2001 year options for 10,000 shares, exercisable at $0.40 per share of Common Stock, issued to William R. Ponsoldt, Sr. and Marc H. Baldinger in their capacity as directors, no options were granted.

                     Options Grants In Last Fiscal Year (1)


                        Number of    Percent Of                                 Potential Realizable Value at Assumed
                        Securities  Total Options   Exercise                   Annual Rates of Stock Price Appreciation
                        Underlying    Granted To      Price      Market Price          for the Option Term (2)
                         Options    Employees In    Per Share     On Date Of   ----------------------------------------
       Name              Granted     Fiscal Year       ($)         Grant ($)    Expiration Date     5%         10%
-----------------------------------------------------------------------------------------------------------------------
William Ponsoldt, Sr.    10,000          100%       $   0.40       $   0.33         08/05/06       $422       $1,846
Marc Baldinger           10,000          100%       $   0.40       $   0.33         08/05/06       $422       $1,846
-----------------------------------------------------------------------------------------------------------------------

(1) These amounts do not reflect the one-for-ten reverse stock split effected February 15, 2002.

(2) The SEC requires disclosure of the potential realizable value or present value of each grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the SEC and do not represent the Company's estimate or projection of the Company's future Common Stock prices. The disclosure assumes the options will be held for the full six-year term prior to exercise. Such options may be exercised prior to the end of such six-year term. The actual value, if any, an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There can be no assurance that the stock price will appreciate at the rates shown in the table.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Value.

      The table below shows there were no exercise of stock options (nor tandem
SARs) nor freestanding SARs during the last completed fiscal year by any of the named executive officers.

                       Option Values at December 31, 2001

                                                        Number of Securities Underlying
                                                       Unexercised Options at December 31,     Value of In-The-Money Options at
                                Shares                       2001 (# of Shares) (1)                  December 31, 2001 (2)
                             Acquired On               ------------------------------------------------------------------------
                               Exercise      Value                             Un-                                Un-
Name                          (# Shares)   Realized        Exercisable     Exercisable           Exercisable  Exercisable
-------------------------------------------------------------------------------------------------------------------------------
William R. Ponsoldt, Sr           --          --              10,000          20,000                  --          --
Marc Baldinger                    --          --              10,000          20,000                  --          --
-------------------------------------------------------------------------------------------------------------------------------

(1) These amounts do not reflect the one-for-ten reverse stock split effected February 15, 2002.

(2) The SEC requires disclosure of the potential realizable value or present value of each grant. The 5% and 10% assumed annual rates of compound stock price appreciation are mandated by rules of the SEC and do not represent the Company's estimate or projection of the Company's future Common Stock prices. The disclosure assumes the options will be held for the full six-year term prior to exercise. Such options may be exercised prior to the end of such six-year term. The actual value, if any, an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There can be no assurance that the stock price will appreciate at the rates shown in the table.

Incentive Stock Option Plan.

      The Company has reserved 500,000 shares of its Common Stock for issuance under its 1988 Incentive Stock Plan. There are no options currently outstanding under this plan.

Non-Qualified Stock Options.

      Non-qualified stock options to acquire a total of 70,000 shares of Common Stock of the Company were granted in 2001 to directors of the Company in accordance with the directors' compensation program as approved by the shareholders in the 1999 meeting of shareholders. The options were granted at an exercise price of $0.40 per share, the par value of the common shares at date of grant. The options vested on February 5, 2002 and are exercisable until August 5, 2006.

Compensation of Directors.

      At the 1999 meeting of shareholders held on August 5, 1999, the shareholders approved a compensation program for directors providing for (i) an annual retainer for all directors of $10,000, payable one-half in cash and one-half in Common Stock, (ii) a fee of $125/hour, with a two hour minimum, for attendance at each meeting of the Board of Directors or committee thereof, provided that multi-day meetings and specific consultations with our executive management lasting at least eight hours are compensated on a flat per diem rate of $1,000, and (iii) an award of an option to all directors to purchase 10,000 shares of Common Stock, at fair market value on date of grant.

Other Arrangements.

      Mr. Craffey was paid $7,400 for consulting primarily with respect to the operations of Rustic Crafts International, Inc. There were no other arrangements pursuant to which any director was compensated during our last completed fiscal year for services provided as a director.

      Each of Messrs. Ponsoldt, Jr. and Craffey were appointed directors of the Company by Statesman as part of the closing of the National Resource Development Corporation ("NRDC") transaction on July

7, 1993. Each had an understanding with Statesman and/or the Company that, as an inducement to accept his position as a director, he would receive options to purchase shares of the Series C Preferred Stock. See "Certain Relationships and Related Party Transactions" below.

Employment Contracts.

      On June 3, 1997, the Company entered into an Employment Agreement with William R. Ponsoldt, Sr., pursuant to which he became the President and Chief Executive Officer of the Company. The Employment Agreement provides for Mr. Ponsoldt, Sr. to continue as President and Chief Financial Officer of the Company until his attainment of retirement age, his resignation upon 30 days' notice to the Company or his removal from office upon death or disability or for just cause. In connection with the Restructuring Transactions, Mr. Ponsoldt, Sr. resigned his position as Chairman, President and Chief Executive Officer. The Employment Agreement provided for a base salary in annual installments, in advance, of $250,000 each, which salary is to be adjusted on January 1 of every year by any increase since the previous January 1 in the Consumer Price Index ("CPI") for All Urban Consumers, U.S. city average, as published by the U.S. Department of Labor, Bureau of Labor Statistics. As additional compensation, payable on a quarterly basis, Mr. Ponsoldt, Sr. was entitled to receive an amount equal to 20% of the Company's increase in quarterly common stock net worth, which is defined to be the difference between (i) total shareholders' equity and (ii) any shareholders' equity accounts relating to preferred stock. Mr. Ponsoldt, Sr. could elect to have a portion of his salary or additional compensation in the form of (i) a qualified pension plan; (ii) a qualified profit sharing plan; or (iii) life insurance with a beneficiary of his choice. The Company could elect to pay up to 50% of the additional compensation by the issuance of warrants to purchase Common Stock at a price equal to 50% of the average bid price for Common Stock for the calendar quarter for which the increased compensation is payable. At Mr. Ponsoldt, Sr.'s option, payment for the exercise of the warrants, in whole or in part, could be made in the form of a promissory note secured by a pledge of the shares purchased. The Employment Agreement further provides for Mr. Ponsoldt, Sr. to receive health and disability insurance (with a benefit of $100,000/year payable in the event of long-term disability), an automobile allowance of $600/month (to be adjusted by increase in the CPI), and reimbursement of expenses. The Employment Agreement provided that Mr. Ponsoldt, Sr. will not compete with the Company for a two-year period following the termination of his employment. In addition, the Company agreed to indemnify Mr. Ponsoldt, Sr. under certain circumstances. Any disputes between the Company and Mr. Ponsoldt, Sr. under the Employment Agreement are to be resolved through arbitration.

      In connection with the Restructuring Transactions, the Company entered into an Employment Agreement with Laurence S. Levy, the new President and Chief Executive Officer of the Company, and with Neil Hasson, the new Chief Financial Officer and Secretary of the Company. Under each employment agreement, the executive's employment commences on the date of the Restructuring Transactions and terminates upon the date on which the executive attains retirement age, provided that the executive may terminate his employment upon 30 days notice to the Company and he may be removed from office upon death or disability or for just cause. The employment agreements provides for a base salary of $150,000 for Mr. Levy and $50,000 for Mr. Hasson, a discretionary bonus and other customary benefits, including, in each case, options to purchase 25,000 shares of Company common stock for $1.35 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Options Granted to Statesman.

      Statesman is an international business corporation organized under the laws of the Bahamas. Its principal business is the making of investments in the United States and elsewhere. Both its principal business and principal office are located at Bay Street, Nassau, Bahamas. The Statesman Irrevocable Trust, dated April 15, 1991 ("Statesman Trust"), is the controlling person of Statesman. Statesman Trust is an irrevocable trust for the benefit of William R. Ponsoldt, Jr., a director of the Company, Tracey A. Ponsoldt, now married and also known as Tracey A. Powers, and Christopher J. Ponsoldt, all children of William R. Ponsoldt, Sr., the Chairman, President and Chief Executive Officer of the Company. The acting trustees of Statesman Trust have the sole right to control the disposition of and vote the Company's securities that are acquired by Statesman.

      Pursuant to an Agreement, dated June 3, 1997, as amended and restated on March 24, 1998, between the Company and Statesman (the "Amended Agreement"), Statesman was granted options to purchase 6.1 million shares of Common Stock. Statesman owned approximately 25% of the Company's outstanding Common Stock prior to the issuance of these options. The options were issued to Statesman in order to secure its release of Mr. William R. Ponsoldt, Sr. so that he may serve as the Company's President and Chief Executive Officer and to recognize in part, the amendment to the Series C Preferred Shares under which Statesman forfeited its common stock conversion rights with respect thereto. Statesman also agreed to provide loan guarantees not to exceed the sum of $300,000 upon the request of the Company and a showing of reasonable need. In 2001, the Company accessed and repaid the line of credit from Statesman. The loans had been collateralized with holdings of Glas-Aire stock owned by the Company. Statesman and/or its affiliate interests have provided loan guarantees and/or unsecured prime interests to the Company exceeding $2,000,000 since June 1997. Pursuant to the Amended Agreement, until their date of expiration, the options were exercisable at any time in whole or part at a price equal to the lower of (a) the closing trading price as of the most recent date on which at least 10,000 shares of such stock were traded, or (b) the average closing trading price of the shares during the ninety day period immediately preceding the date of exercise. The Company agreed to reserve sufficient shares to meet the requirements of the options. The options became exercisable immediately and remained exercisable until April 15, 2007. At the option of Statesman, payment could and was made by Statesman for exercise of the options, in whole, in the form of a promissory note executed by Statesman, secured only by a pledge of the shares purchased, which promissory note would accrue interest for any quarter at the prime rate in effect on the last day of the quarter at Chase Manhattan Bank, with interest and principal payable in a balloon payment five years after the date of execution of the note, provided that if the Board of Directors reasonably determines that exercising the options by delivery of a note would render the respective purchase of shares void or voidable, then the Board of Directors may require, as a condition to the exercise of the options, that Statesman either (i) pay at least the par value of the shares in cash (with the balance paid by delivery of a note), or (ii) provide acceptable collateral other than the shares themselves to secure payment of the note. The Company received no cash consideration with respect to the issuance of the securities to Statesman, no commissions were paid, and no underwriter was involved. The options granted to Statesman have no readily determinable value and, therefore, the Company has not recognized any costs associated with the issuance of these options.

      At a meeting of the Board of Directors on December 3, 2000, Statesman notified the Company that it intended to exercise its option. The Board of Directors formed a committee to negotiate for collateral for the note that Statesman was entitled to issue to exercise the option. The committee also obtained independent expert advice with respect to the transaction.

      On October 15, 2001, Statesman exercised the option in full pursuant to an Option Exercise Agreement that (1) provided for a purchase price at $.40 per share (par value) rather than the formula price in the option, which would have yielded the Company approximately 25% less and (2) provided for collateral for the $2.44 million 5-year note issued by Statesman to the Company (in addition to the shares purchased) in the form of the 20% stock interest owned by Statesman in National Resource Development Corporation ("NRDC"), an 80% owned subsidiary of the Company.

Disposition of Interest in Glas-Aire.

      On September 17, 2001, the Company completed a transaction for the disposition of its interest in its partially owned subsidiary, Glas-Aire. Prior to the transaction, each corporation owned a substantial percentage of the common stock of the other and they had certain officers and directors in common. Pursuant to an agreement entered into on September 17, 2001 and amended on October 1, 2001, the Company exchanged 1,215,105 shares of common stock of Glas-Aire, representing approximately 50% of the issued and outstanding shares of Glas-Aire, for $2,500,000 plus 4,040,375 shares of Common Stock, or approximately 23% of the issued and outstanding shares of the Company. As a result of the transaction, neither the Company nor Glas-Aire owns any stock of the other.

      The exchange rate was based on negotiations between the parties and confirmed as to fairness by independent valuation firms, hired by respective committees of each of the boards of directors of the Company and Glas-Aire.

      The former president of Glas-Aire has commenced litigation in British Columbia, Canada against Glas-Aire, the Company, Mr. Ponsoldt and Mr. Baldinger, among other things, asserting that the Company-Glas-Aire transaction is in breach of bank agreements, securities law and fiduciary duties owed to Glas-Aire and its shareholders. While the Company has been served, plaintiff has not proceeded on this action and has not filed a statement of claim on a timely basis. Should plaintiff continue with the action, the defendants, including the Company, would vigorously defend this litigation.

Additional Restructuring Transactions

      In connection with the Restructuring Transactions, the Company acquired from Statesman a three year option to purchase the 20% stock interest in NRDC held by Statesman. To exercise the option, the Company must deliver to Statesman for cancellation the $2.44 million note issued to the Company by Statesman in October 2001. As consideration for the option, the Company (i) paid Statesman $250,000, (ii) amended the note and related pledge agreement to limit the Company's recourse under the note and (iii) transferred to Statesman certain office furniture and equipment owned by the Company.

      In connection with the Restructuring Transactions, the Company entered into a Contingent Payment Agreement with William R. Ponsoldt, Sr., the former President and Chief Executive Officer of the Company, whereby payment of $1,508,000 of accrued compensation owed to Mr. Ponsoldt by the Company became subject to the satisfaction of certain conditions precedent. The Company also entered into an agreement with Statesman providing for (i) an amendment to the Certificate of Designations of the Series C Preferred Stock for the Company and
(ii) certain limitations on the ability of Statesman to issue or transfer shares or other beneficial interests in Statesman or to sell, transfer, purchase or acquire any capital stock of the Company, in each case without first receiving written confirmation from the Company that such issuance or transfer would not adversely affect the Company's ability to utilize its net operating loss carryforwards. The Company paid Statesman an aggregate amount of $2,730,000 in consideration of the foregoing agreements.

                                LEGAL PROCEEDINGS

      On May 2, 2002, a lawsuit was filed in the Federal District Court for the District of Nebraska by two dissident Company shareholders, Edward E Gatz and Donald D. Graham, against the Company, the Board of Directors and Statesman. The five-count complaint purports to be brought on behalf of the named plaintiffs, individually, as members of a class of the Company's shareholders, and derivatively, and it purports to allege RICO violations against William Ponsoldt, Sr. and Statesman, and direct and derivative breaches of fiduciary duties by members of the Board of Directors. The complaint asserts that plaintiffs claims arise from a variety of actions taken from 1993 to the present, including the Company's 1996 employment agreement with Mr. Ponsoldt, Sr., the options granted to Statesman pursuant to a 1997 agreement, as amended in 1998, Statesman's exercise of its options, the exchange of the Company's interest in Glas-Aire for Company stock and cash, and the Company's reverse stock split which was approved at the Company's last shareholder meeting. In addition to damages, the Complaint seeks to void the shares owned and controlled by Mr. Ponsoldt, Sr. and Statesman.

      On or about July 24, 2002, the plaintiffs moved for a preliminary injunction which seeks, among other things, to enjoin any funding to Mr. Ponsoldt Sr. under his employment agreement, any acquisition by or transfer of Company stock to Mr. Ponsoldt, Sr. or Statesman, prohibiting the redemption of Series C preferred stock, barring the monetization of the partnership interest in Security Land and Development Company Limited Partnership without notice to the Court or plaintiffs, and, in the event of such monetization, prohibiting the distribution of any proceeds of such monetization. On August 30, 2002, the defendants moved to dismiss the complaint on multiple grounds, and the defendants filed their opposition to the Motion for Preliminary Injunction. On October 9, 2002, the plaintiffs filed their opposition to the defendants' motion to dismiss the complaint. The Court has not yet considered either the plaintiffs' motion for preliminary injunction or the defendants' motion to dismiss. Also, no hearing dates are currently scheduled, and the defendants cannot predict the date on which the Court will rule on any of the pending motions. The defendants believe the plaintiffs' claims are without merit and are defending, and will continue to defend, against them vigorously.

      On February 7, 2002 a complaint naming the Company as defendant was filed in the District Court of Douglas County, Nebraska, case number 1012. The plaintiffs are Larry J. Horbach, individually and L.J. Horbach & Associates and they are demanding payment on a Company loan they purchased from Mid City Bank. The plaintiffs are requesting payment of $82,512.57 plus accrued interest, costs an attorney fees. The Company is vigorously defending this litigation and had previously commenced litigation regarding the same subject in December 2001.

      On December 14, 2001 the Company initiated a proceeding in the circuit court of the Nineteenth Judicial Circuit in and for Martin County, Florida, case number 01-1087-CA against Larry J. Horback, individually and L.J. Horbach & Associates. Horback, without appropriate authority, borrowed $100,050 from Mid City Bank in the name of the Company. The Company further claims that Horbach converted all or part of the proceeds from the loan for his benefit.

      On September 13, 2001, Glas Aire Industries LTD., Multicorp Holdings, Inc., Glas-Aire, Craig Grossman, Todd Garrett, Speed.Com, Inc., the Company, William Ponsoldt, Sr. and Marc Baldinger were listed as defendants in a proceeding in the Supreme Court of British Columbia with Alex Y. W. Ding as plaintiff. The case number is S015104. Mr. Ding, the former president of Glas-Aire, has asserted that the October 2001 Regency-Glas-Aire transaction is in breach of bank agreements, securities law and fiduciary duties owed to Glas-Aire and its stockholders. While the Company has been served, plaintiff has not proceeded on this action and has not filed a statement of claim on a timely basis. Should plaintiff continue with the action, the defendants, including the Company, would vigorously defend this litigation.